Filer: Interland, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                              Subject Company: Hostcentric, Inc.
                                                   Commission File No. 000-17932


                                 INVESTOR NOTICE

Interland, Inc. ("Interland") and Hostcentric ("Hostcentric") have filed a joint proxy statement/prospectus and other relevant documents concerning the proposed acquisition with the SEC. Investors of Interland and Hostcentric are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Interland of charge by requesting them in writing from Fabrice Klein at Interland, Inc., 303 Peachtree Center Ave., Suite 500, Atlanta, GA 30303 or by telephone at 404-260-2537.

Interland and Hostcentric, and their respective directors and executive officers, and certain of their employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Interland and Hostcentric in connection with the acquisition. These participants may have interests in the acquisition, including interests resulting from holding options or shares of Interland and Hostcentric common stock. Information about the interests of directors and executive officers of Interland and Hostcentric and their ownership of securities of Interland and Hostcentric are set forth in the joint proxy statement/prospectus.

Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.

                                 PRESS RELEASE


FOR IMMEDIATE RELEASE

Investor Relations Contact:                      Media Relations Contact:
Fabrice Klein                                    Carey Parker
404-260-2537                                     404-260-2608
fklein@interland.com                             cparker@interland.com
--------------------                             ---------------------



INTERLAND LAUNCHES UNIQUE WEB SITE DESIGN SERVICES FOR SMALL BUSINESSES Thursday June 5, 10:00 am ET

NEW SERVICE PROVIDES PROFESSIONAL ASSISTANCE TO BUILD AN ONLINE PRESENCE QUICKLY AND COST-EFFECTIVELY


ATLANTA--(BUSINESS WIRE)--June 5, 2003--Interland (Nasdaq: INLD - News), the leading provider of Web hosting and online services for small and medium-sized businesses (SMBs), today announced the availability of Interland Design Services(TM), a cost-effective and time-saving solution for business owners who want to kick start their online presence with a professionally designed Web site or online storefront.

Interland Design Services offers an experienced team of Web professionals who provide everything from initial consultation to design, implementation, and ongoing support - all at a price small businesses can afford.

Interland Design Services is available exclusively as an option with Interland's newly announced Business Solutions(TM) offering, which provides SMBs with an alternative to building a Web site on their own, as well as easy and cost-effective options for managing and promoting the site once it is built. In addition to building custom Web sites and storefronts, the Interland Design Services team provides counsel on defining the content, services and features that should be included to best represent each unique small business. Through a comprehensive interview with the customer and examination of current marketing collateral, Interland's Design Services team eliminates the guesswork and learning curve normally associated with outlining, creating, implementing, and maintaining an effective Web presence.

"It has never been easier or more affordable for small business owners to get their businesses online," said Joel J. Kocher, chairman and chief executive officer of Interland. "Interland understands that time and money are vital assets to a small business owner. With Interland Design Services, business owners can now focus on what they do best, and rely on our expertise to provide a quality online presence. Interland is not only providing the most comprehensive and easy-to-use solution for online success, we are offering it at a price that is substantially lower than any comparable package in the marketplace."

In recent national focus groups and surveys of small businesses with fewer than 20 employees conducted by Interland, 80 percent of respondents preferred a trusted solutions provider like Interland to build their Web site for them. In addition, according to industry analyst firm Yankee Group, the average cost for small businesses (those with 2-19 employees) to set up and develop a Web site is $1,477. Ideal for small businesses that cannot afford such a high level of initial investment, Interland Design Services start at only $479. By leveraging proprietary tools and proven processes to drive consistent quality with rapid build times, Interland can deliver professionally designed Web sites and storefronts at highly competitive prices.

"For small business owners, time is a precious commodity. Now, they can choose to have a leading provider of Web hosting and online services build a professional Web site that they can update themselves, or they can rely on Interland's design team to update it for them," said small business expert Kim
T. Gordon, president of National Marketing Federation Inc. "Business owners can also act with confidence, because they're assured of quality design even at this unparalleled price point. The introduction of Interland Design Services is an example of Interland's commitment to helping small businesses succeed online."

Interland Design Services is available in a basic or e-commerce package, and on an hourly basis. The basic package includes an easy-to-grow five-page, professional Web site, complete with three interactive features (Web gems) such as mapping capability, directions and weather reports, plus the dedicated support of the Interland Design Services team to ensure an effective online presence. In addition to all the features included in the basic package, Interland's Design Services e-commerce package provides instant ability to conduct transactions on the Web. The e-commerce package is available with
Interland's Business Solutions Online Marketing Suite, which includes robust e-commerce functionality through E-store Builder(TM), an Interland-built technology that enables businesses to easily conduct transactions on the Internet. As part of the service, Interland will design, build out and integrate a storefront as part of the core Web presence.

More   information   about  this  new   service   can  be  found  by   visiting:
www.interland.com/sb/design.

About Interland

Interland, Inc. (Nasdaq: INLD - News) is the leading Web hosting and online services company dedicated to helping small and medium businesses achieve success by providing the knowledge, services and tools to build, manage and promote businesses online. Interland offers a wide selection of online services, including standardized Web hosting, e-commerce, application hosting, and Web site development, marketing and optimization tools. For more information about Interland, please visit www.interland.com.



--------------------------------------------------------------------------------
Contact:
     For Interland, Inc., Atlanta
     Edelman Public Relations
     Marisa Puthoff, 404/262-3000 x6346
     marisa.puthoff@edelman.com
--------------------------------------------------------------------------------

Source: Interland, Inc.

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